VESTIAGE, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

April 27, 2023

Division of Corporation Finance

Ms. Taylor Beech

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vestiage, Inc.
Amendment 1 to Registration Statement on Form 10-12G Filed April 20, 2023 File No. 000-56529

Dear Ms. Beech:

Set forth below is the response for Alternative Vestiage, Inc., a Florida corporation (“Alternative Fuel” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporate Finance, Office of Trade & Services of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated April 25, 2023, with respect to our Amendment 1 to Statement on Form 10-12(g) filed on April 20, 2023.

Amendment No. 1 to Registration Statement on Form 10-12G

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 21

1.        We note your response to comment 7 and reissue our comment. We note that the included financial statements disclose a related-party loan. Revise this section to disclose the details of the loan. In addition, it appears that Rhonda Keaveney is the CEO and majority shareholder of both Vestiage and Fun Fitness Corporation. Revise this section to disclose the acquisition of FFC as a related-party transaction. Refer to Item 404(d)(1) of Regulation S-K relating to Smaller Reporting Companies.

Response:

The following language was inserted:

Regulation S-K, Item 4, Section C require the disclosure of transactions with related persons since the beginning of the registrant’s last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.

1

We have one outstanding loan with the following related persons:

The company borrowed $9,520 from Small Cap Compliance, LLC to pay company debt which includes transfer agent fees and accounting fees.

SCC is the majority shareholder of Vestiage, Inc. and Rhonda Keaveney, our Company’s sole officer and director, is also the owner of SCC. In addition, Ms. Keaveney founded FCC, the Company’s subsidiary. Ms. Keaveney is the sole officer and director of FFC and former owner of FCC’s outstanding Preferred A shares.

This loan bears no interest, is not convertible into the Company’s stock, has no maturity date and is payable upon demand.

The following language was inserted:

Regulation S-K, Item 404(d)(1) requires that small reporting companies, as defined by § 229.10(f)(1), disclose the acquisition of an entity as it related to a related-party transaction.

On January 12, 2023 VEST acquired 100% of the issued stock, 1,000,000 shares of Convertible Series A Preferred Stock in exchange for 500,000 shares of VEST Restricted Common Stock.

Ms. Keaveney was sole shareholder and sole officer and director of Fun Fitness Corporation until VEST acquired 100% of the outstanding shares of FFC. Ms. Keavney remains the sole officer and director of FFC.

General

2.        We note your response to comment 12 that you do not believe you are a shell company. Accordingly, please revise your disclosure throughout your filing to clarify your position that you are not a shell company. For example, your risk factor on page 7 and your disclosure on page 21 suggests that you believe you are a shell company.

Response:

Disclosure statement was revised throughout, including Item 1, Risk Factor section and Page 21.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Rhonda Keaveney at rhonda8058@gmail.com.

Sincerely,

Vestiage, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney
Chief Executive Officer